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                            January 20, 2023

       Verender Badial
       Chief Financial Officer
       JATT Acquisition Corp
       c/o Maples Corporate Services Limited
       PO Box 309, Ugland House
       Grand Cayman, KY1-1104, Cayman Islands

                                                        Re: JATT Acquisition
Corp
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed on January 9,
2023
                                                            File No. 333-267005

       Dear Verender Badial:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 27, 2022 letter.

       Amendment No. 4 to Form S-4 filed January 9, 2023

       Our Vision and Our Strategy, page 207

   1. We note your revised disclosure in response to prior comment 2. Please revise to include a discussion of the
scope, size and design of the head-to-head study in this section, including a discussion
of the statistical significance and p-values with respect to the potency of torudokimab
compared to etokimab and itepekimab, as applicable.
 Verender Badial
FirstName  LastNameVerender  Badial
JATT Acquisition Corp
Comapany
January 20,NameJATT
            2023      Acquisition Corp
January
Page 2 20, 2023 Page 2
FirstName LastName
       You may contact Christie Wong at 202-551-3684 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Giovanni Caruso, Esq.